Exhibit 99.26

HEADWATERS INCORPORATED

LONG TERM INCENTIVE COMPENSATION PLAN

NON-EMPLOYEE DIRECTOR

RESTRICTED STOCK UNIT AWARD AGREEMENT

This Agreement is made as of                     , 2009 (the “Award Date”), between HEADWATERS INCORPORATED (the “Company”) and                      (“Participant”).

WITNESSETH:

WHEREAS, the Company has adopted the Headwaters Incorporated Long Term Incentive Compensation Plan (the “Plan”) authorizing the grant of awards of Restricted Stock Units to eligible individuals in connection with the performance of services for the Company and its Subsidiaries (as defined in the Plan). The Plan, including the definition of terms, is incorporated in this Agreement by reference and made a part of it. In the event of any conflict among the provisions of the Plan documents and this Agreement, the Plan documents shall prevail; and

WHEREAS, in order to more fully align the incentives of the Participant with the interests of the Company’s stockholders in connection with the Participant’s service as a non-employee member of the Board of Directors of the Company for the twelve-month period beginning                     , 2009, the Compensation Committee of the Board of Directors of the Company (the “Committee”) has approved the grant to Participant of the Restricted Stock Units provided for in this Agreement, subject to conditions specified in this Agreement;

NOW, THEREFORE, in consideration of the foregoing premises, and the mutual covenants herein contained, the parties to this Agreement hereby agree as follows:

1.	Restricted Stock Units.

(a)	Award. The Company hereby awards to Participant Restricted Stock Units, pursuant to, and subject to all of the terms and provisions of the Plan. A condition precedent to the effectiveness of this award is the approval of the proposed amendments to the Plan by the stockholders of the Company at the 2009 annual meeting.

(b)

Vesting and Payment. One-half of the total Restricted Stock Units awarded under this Agreement will vest upon the approval by the stockholders of the proposed amendments to the Plan at the 2009 annual meeting, and one-half will vest upon the completion of the period of service as a member of the Board of Directors of the Company ending January 1, 2010 or, if earlier, upon Participant’s termination of service due to death, Disability, or termination by the Company or its stockholders without Cause. The vested Restricted Share Units will be settled in a single distribution for an equivalent number of shares of common stock of the Company as soon as practicable but no later than 2-1/2 months after the date of Participant’s termination of service as a member of the Board of Directors of the Company and its Subsidiaries for any reason, including by reason of death or Disability. Participant shall forfeit all opportunity to vest in or receive payment for the unvested Restricted Stock Units upon a termination of service as a member of the Board of Directors of the Company for any reason other than death, Disability, or termination by the Company or its stockholders without Cause. For purposes of this Agreement, (i) “Disability” means permanent and total disability as defined in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) “Cause” means conviction of a felony, or an intentional act of fraud, embezzlement, misappropriation, or unauthorized disclosure of Company property which has a materially adverse impact on the business of the Company. Participant shall have only the rights of a general unsecured creditor of the Company with respect to amounts deferred pursuant to this Agreement.

2.	Change of Control. Notwithstanding anything to the contrary in this Agreement, but subject to the following sentence, upon a Change of Control of the Company, the Restricted Stock Units shall vest pursuant to the provisions of the Plan and shall be settled as soon as practicable but not later than 2-1/2 months after the Change of Control (or within such other time period as may be required under Section 409A). Notwithstanding the preceding sentence, the settlement shall not be accelerated unless the Change of Control satisfies the requirements for a change in the ownership or effective control of the Company, or a change in the ownership of a substantial portion of the assets of the Company, under Section 409A of the Code, as determined pursuant to Treasury Regulations or other applicable guidance issued under Section 409A.

3.	Change in Common Stock or Corporate Structure. Upon any stock dividend, stock split, combination or exchange of shares of common stock, recapitalization or other change in the capital structure of the Company, corporate separation or division (including, but not limited to, split-up, spin-off or distribution to Company stockholders other than a normal cash dividend), sale by the Company of all or a substantial portion of its assets, rights offering, merger, consolidation, reorganization or partial or complete liquidation, or any other corporate transaction or event having an effect similar to any of the foregoing, the number of Restricted Stock Units granted hereunder shall be equitably and appropriately adjusted, and the securities subject to the Restricted Stock Units shall be equitably and appropriately substituted for new securities or other consideration, as determined by the Committee in accordance with the provisions of the Plan. Any such adjustment made by the Committee shall be conclusive and binding upon the Participant, the Company and all other interested persons.

4.	Designation of Beneficiaries. On a form provided to the Company, Participant may designate a beneficiary or beneficiaries to receive, in the event of Participant’s death, all or part of any amounts to be distributed to Participant under the Agreement.

5.	Stock Certificates. Upon the settlement of the Restricted Stock Units, the Company shall cause a stock certificate to be delivered or book entry to be made covering the appropriate number of shares registered on the Company’s books in the name of Participant. All Restricted Stock Units which are issued under this Agreement shall be fully paid and non-assessable.

6.	Voting, Dividends. Participant shall have no rights as a stockholder (including no rights to vote or receive dividends or distributions) with respect to any Restricted Stock Units until Participant becomes a stockholder upon the settlement of such Restricted Stock Units in accordance with the terms and provisions of the Agreement and the Plan. Notwithstanding the foregoing, Participant will be entitled to receive dividend equivalents with respect to the Restricted Stock Units as provided in this Section 6. Upon an ordinary cash dividend on the shares of common stock of the Company the record date of which is prior to the settlement or forfeiture of any Restricted Stock Units, the Company shall allocate for Participant an amount equal to the amount of such ordinary cash dividend multiplied by the number of Restricted Stock Units, and the Company shall pay immediately to Participant any such amounts upon the vesting and settlement of the corresponding Restricted Stock Units, provided that any rights to receive such amounts shall be forfeited upon the forfeiture of the corresponding Restricted Stock Units.

7.	Data Privacy. Participant hereby acknowledges that to perform its requirements under the Plan, the Company and its Subsidiaries may process sensitive personal data about Participant. Such data include but are not limited to the information provided above and any changes thereto and other appropriate personal and financial data about Participant. Participant hereby gives explicit consent to the Company to process any such personal data and/or sensitive personal data. The legal persons for whom such personal data are intended are the Company and any of its Subsidiaries and representatives, including stock brokers, stock record keepers or other consultants. Participant has been informed of his/her right of access and correction to his/her personal data by applying to the Company’s director of human resources.

8.	Service Rights. Participant may not assign or transfer his or her rights under the Agreement except as expressly provided under the Plan. The Agreement does not create a contract of employment between Participant and the Company or any of its Subsidiaries, and does not give Participant the right to be retained in the service of the Company or any of its Subsidiaries; nor does it imply or confer any other employment or service rights, or confer any ownership, security or other rights to Company assets. The grant provided herein is solely within the discretion of the Company, and no inference should be drawn or permitted that the grant herein suggests Participant will receive any subsequent grants. If any subsequent grant is in fact made, it shall be in the sole discretion of the Company and the Company is under no obligation to make any future grant or to consider making any future grant. The value of the Restricted Stock Units awarded under the Agreement (either on the Award Date or at the time of vesting) shall not be included as compensation or earnings for purposes of any other benefit plan offered by the Company.

9.	Delaware Law. This Agreement and all related matters shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, and any applicable federal law. The invalidity or illegality of any provision herein shall not be deemed to affect the validity of any other provision.

10.	Section 409A. Participant acknowledges that Participant’s receipt of certain benefits under this Agreement may be subject to Section 409A of the Code. If the Company determines that Participant has become a “specified employee” (as defined under Section 409A) at the time of termination of service, payment shall be delayed until six months and one day following termination of service if the Company determines that such delayed payment is required in order to avoid a prohibited distribution under Section 409A(a)(2) of the Code. In addition, to the extent that Participant’s benefits under this Agreement are payable upon a termination of service and are subject to Section 409A, a “termination of service” shall be interpreted to mean a “separation from service” which qualifies as a permitted payment event under Section 409A of the Code.

11.	Taxes. The Company is not responsible for any tax consequences to Participant relating to the Agreement. Participant alone is responsible for these tax obligations, and hereby agrees to indemnify the Company from any loss or liability it suffers as a result of the failure by Participant to pay such tax obligations.

12.	Entire Agreement; Interpretation; Amendment. The Plan and this Agreement constitute the entire agreement between the Company and Participant pertaining to the subject matter hereof, supersedes all prior or contemporaneous written or verbal agreements and understandings between the parties in connection therewith, and shall not be modified or amended except by written instrument duly signed by the parties. No waiver by either party of any default under the Agreement shall be deemed a waiver of any later default. The various provisions of the Agreement are severable in their entirety. Any determination of invalidity or unenforceability of any one provision shall have no effect on the continuing force and effect of the remaining provision. The Committee shall have the sole and complete authority and discretion to decide any questions concerning the application, interpretation or scope of any of the terms and conditions of the Agreement, and its decisions shall be binding and conclusive upon all interested parties. This Agreement shall be binding upon and inure to the benefit of the successors, assigns and heirs of the respective parties.

IN WITNESS WHEREOF, the parties hereto have duly executed this Non-Employee Director Restricted Stock Unit Award Agreement as of the date first above written. The Participant also hereby acknowledges receipt of a copy of the Headwaters Incorporated Long Term Incentive Compensation Plan.

Headwaters Incorporated

By
Name, Title

Participant Signature

Participant Printed Name

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